

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

<u>Via E-mail</u>
Mr. James E. Wendle
President and Chief Executive Officer
EQM Technologies & Energy, Inc.
1800 Carillon Boulevard
Cincinnati, OH 45240

      Re: **EQM Technologies & Energy, Inc.**
              Registration Statement on Form 10
              Filed June 28, 2012
              File No. 0-54750

Dear Mr. Wendle:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Craig E. Slivka, for

           Pamela A. Long
           Assistant Director

cc: <u>Via E-Mail</u>
       Adam W. Finerman, Esq.
       Olshan Frome Wolosky LLP